Exhibit 23.6

CONSENT OF RICK H. RUSSELL

The undersigned, Rick H. Russell, hereby states as follows:

I prepared a third-party technical report, completed in 2006 (the “Technical Report”) concerning mineralized material in the Pony Creek Property, Nevada, portions of which are summarized under the caption “Properties — Description of Assets Acquired from the Pescios — Pony Creek Property — Geology” in this Registration Statement on Form S-1 (this “Registration Statement”), to be filed with the United States Securities and Exchange Commission.

I hereby consent to the incorporation by reference in this Registration Statement of the summary information concerning the Technical Report. I also consent to the use of my name in this Registration Statement.

/s/ Rick H. Russell

Rick H. Russell

Date: June 21, 2007